SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a).

(AMENDMENT No. 3 to SCHEDULE 13D)

Teleglobe Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

87941V20
(CUSIP NUMBER)

Christopher P. Kelly, Esq.
8750 North Central Expressway, Suite 2000
Dallas, Texas 75231
(214) 863-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2000
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or Rule 13d-1(g) check the following box [ ].

_______________________________________________________________________________

CUSIP No. 87941V10	13D/A

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Troutt Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 27,956,979
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 27,956,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,956,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%
14	TYPE OF REPORTING PERSON* OO

          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 87941V10	13D/A

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenny Troutt Investment Partnership, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 3,500,000
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON* PN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 87941V10	13D/A

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenny A. Troutt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 13,559,693
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 31,456,979
9	SOLE DISPOSITIVE POWER 13,559,693
10	SHARED DISPOSITIVE POWER 31,456,979
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,016,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.8%
14	TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

____________________________________________________________________________________________

AMENDMENT No. 3 to SCHEDULE 13D

          This Amendment No. 3 to Schedule 13D is being filed on behalf of the Troutt Family Trust (the "Family Trust"), Kenny Troutt Investment Partnership, Ltd. (the "Partnership") and Kenny A. Troutt ("Mr. Troutt"; collectively with the Family Trust and the Partnership, the "Reporting Persons"), as an amendment to the initial statement on Schedule 13D (the "Initial Schedule 13D"), relating to shares of common stock of Teleglobe Inc. (the "Issuer"), a corporation governed by the Canada Business Corporation Act, filed with the Securities and Exchange Commission on March 10, 1999 and as amended from time to time since such date (as so amended, the "Schedule 13D"). The Schedule 13D is hereby amended and supplemented as follows:

Item 4.   Purpose of Transaction

          Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following paragraph:

          Pursuant to an agreement dated February 15, 2000 (the "Lock-up Agreement"), Mr. Troutt, the Family Trust, the Partnership and other parties agreed to support a Plan of Arrangement under which all outstanding shares of the Issuer would be exchanged for shares of BCE Inc., a Canadian corporation ("BCE"), such that, upon consummation of such transaction, Mr. Troutt, the Family Trust and the Partnership shall no longer own any shares of the Issuer. Pursuant to a letter agreement dated June 18, 2000 (the "Lock-up Agreement Amendment"), the Reporting Persons, BCE and others agreed to amend the manner of BCE's acquisition of the Issuer's shares under the Lock-up Agreement. The terms of the Lock-up Agreement and the Lock-up Agreement Amendment are described more fully in Item 6 below.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

          4.   On February 15, 2000, Mr. Troutt, the Family Trust, the Partnership and other parties entered into an agreement (the "Lock-up Agreement") with BCE Inc., a Canadian corporation (together with any wholly-owned subsidiaries, "BCE"). Pursuant to Section 9 of the Lock-up Agreement the parties were pursuing the Alternative Transaction in Schedule C of the Lock-up Agreement, which provided for the acquisition of the Issuer by BCE pursuant to a Plan of Arrangement under Section 192 of the Canada Business Corporations Act. Under the Plan of Arrangement, which the Reporting Persons agreed to support, all outstanding common shares of the Issuer (the "Common Shares") would be exchanged for BCE shares at a specified share exchange ratio. Also on February 15, 2000, BCE and the Issuer entered into an agreement (the "Support Agreement") which provided for the acquisition of the Issuer by BCE. On February 15, 2000, BCE and Mr. Troutt also entered into an indemnification letter agreement ("Indemnification Letter"), pursuant to which BCE has agreed, among other things, to offer the opportunity, under certain circumstances, to the Troutt Group to offer to acquire the multilevel marketing business of, and/or the United States domestic telecommunications network of, Excel Communications, Inc.

          On June 18, 2000, the Reporting Persons entered into an agreement (the "Lock-up Agreement Amendment") with BCE and other parties, which amended and revised the Lock-up Agreement dated February 15, 2000. In conjunction with the Lock-up Agreement Amendment, BCE and the Issuer entered into an Amendment to Support Agreement ("Support Agreement Amendment") also dated June 18, 2000, which amended and revised the Support Agreement dated February 15, 2000. Under the revised arrangements, holders of Common Shares, including the Reporting Persons, will be offered a fixed share exchange ratio of 0.91 of a common share of BCE (less nominal cash consideration per share) for each Common Share. Holders of Common Shares will also be entitled to choose to receive up to 20% in cash for the value of the BCE share component, based on the price of BCE common shares prior to closing. BCE has agreed to eliminate all conditions of the acquisition except those provided by law and material regulatory approvals and to accelerate the closing of the acquisition. BCE has also agreed to provide the Issuer with US $100 million in financing and additional financial assistance if required prior to closing of the acquisition.

          The Support Agreement Amendment and the Lock-up Agreement Amendment provide that the acquisition will be made by way of a plan of arrangement under section 192 of the Canada Business Corporations Act (the "Alternative Arrangement"). Teleglobe and BCE have agreed to use their respective best efforts to mail an information circular in connection with the Alternative Arrangement to holders of Common Shares by September 18, 2000, to convene a meeting of holders of Common Shares by October 23, 2000 and to have the Alternative Arrangement approved by the appropriate court by October 24, 2000. In the event that, among other things, the Alternative Arrangement is not approved by the requisite votes of holders of the Common Shares or the appropriate court, BCE has agreed that the acquisition would then be made by way of an offer by BCE to the holders of any and all of the outstanding Common Shares to acquire all of the Common Shares not already owned by BCE or its affiliates (which offer would not be subject to a minimum tender condition).

          The Reporting Persons have agreed, among other things, to vote in favor of the Alternative Arrangement and, in the event that BCE proceeds with the any and all offer, to tender all of their Common Shares under such offer and to irrevocably accept such offer.

          Copies of the Lock-up Agreement, Support Agreement, Indemnification Letter, Lock-up Agreement Amendment and Support Agreement Amendment are filed as exhibits hereto and the foregoing is qualified in its entirety by reference to the text of such agreements.

          5.   As of September 14, 1999, the Stock Option Agreement, dated February 13, 1999 between the Troutt Family Trust ("Optionor") and Selby Shaver ("Optionee") was amended by the First Amendment to Stock Option Agreement. Pursuant to this amendment, the Optionor granted the Optionee the option to purchase 140,197 shares of Teleglobe, Inc. common stock at a price of $10 per share. Half of such shares were to vest and become exercisable on February 13, 2000, and the other half are to vest and become exercisable September 1, 2000. A copy of the First Amendment to Stock Option Agreement is filed as an exhibit hereto and the foregoing is qualified in its entirety by reference to the text of the First Amendment to Stock Option Agreement.

          6.   As of September 14, 1999, the Troutt Family Trust ("Optionor") and Kevin Pennington ("Optionee") entered into a Stock Option Agreement. Pursuant to this Stock Option Agreement, the Optionor granted the Optionee the option to purchase 50,000 shares of Teleglobe, Inc. common stock at a price of $10 per share. Half of such shares were to vest and become exercisable on February 13, 2000, and the other half are to vest and become exercisable September 1, 2000. A copy of the Stock Option Agreement is filed as an exhibit hereto and the foregoing is qualified in its entirety by reference to the text of the Stock Option Agreement.

Item 7.   Material to be Filed as Exhibits.

          Item 7 of the Schedule 13D is hereby amended and restated as follows:

Exhibit 1	Agreement for the Purchase and Sale of 4,000,000 Common Shares of Teleglobe Inc.*
Exhibit 2	Agreement for the Right of First Refusal with respect to shares of Teleglobe Inc.*
Exhibit 3	Stock Option Agreement between the Family Trust and Selby Shaver.*
Exhibit 4	Joint Filing Agreement.*
Exhibit 5	Form of Letter Agreement dated November 23, 1999 for the Sale of 4,000,000 Common Shares of Teleglobe Inc.*
Exhibit 6	Agreement dated February 15, 2000 between BCE, Inc., Mr. Troutt, Family Trust, Partnership and other parties relating to an exchange of all shares of Teleglobe, Inc. for shares of BCE, Inc.**
Exhibit 7	Support Agreement dated February 15, 2000 between BCE, Inc. and Teleglobe Inc. relating to Teleglobe Inc.'s support for BCE, Inc.'s offer for the common shares of Teleglobe Inc.**
Exhibit 8	Indemnification Letter dated February 15, 2000 between BCE, Inc. and Mr. Troutt.**
Exhibit 9	First Amendment to Stock Option Agreement dated September 14, 1999 between the Troutt Family Trust (as optionor) and Selby Shaver (as optionee) relating to a shares of Teleglobe, Inc.**
Exhibit 10	Stock Option Agreement dated September 14, 1999 between the Troutt Family Trust (as optionor) and Kevin Pennington (as optionee) relating to shares of Teleglobe, Inc.**
Exhibit 11

Amendment to Support Agreement dated June 18, 2000 between BCE, Inc. and Teleglobe Inc. relating to an amendment of the terms and conditions of BCE, Inc.'s acquisition of all common shares of Teleglobe Inc.**

Exhibit 12

Amendments to Teleglobe, Inc., Lock-Up Agreements dated June 18, 2000 between BCE, Inc., Mr. Troutt, Family Trust, Partnership and other parties relating to an amendment of the terms of the sale of all shares of Teleglobe, Inc. to BCE, Inc.**

___________________________________

* Previously filed as an exhibit to the Schedule 13D and incorporated herein by reference.

** Filed herewith.

_______________________________________________________________________________

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

TROUTT FAMILY TRUST

By: /S/ KENNY A. TROUTT __________________________________ Kenny A. Troutt Trustee	Date: July 7, 2000

KENNY A. TROUTT INVESTMENT PARTNERSHIP, LTD. By: Troutt Enterprises, LLC

By: /S/ KENNY A. TROUTT __________________________________ Kenny A. Troutt Manager	Date: July 7, 2000

/S/ KENNY A. TROUTT __________________________________ Kenny A. Troutt, individually	Date: July 7, 2000